EXHIBIT 99.3
Relevant Portions of Hungarian Mining Act
MINING CONCESSIONS
Exploration, Development, Production
Section 14
(1)	The exploration period proposed within the time frame of the concession shall not exceed four years. This original exploration period may then be extended on two occasions, each time by half of the original exploration period.

(2)	The mining entrepreneur shall have one year after completing exploration to apply for a mining plot designation. The processing time of the environmental license and the generic license to use the environment shall not count toward the one-year deadline.
Licensing of Exploration
Section 22
(1)	Exploration of a specific mineral resource is subject to exploration rights granted
a)	by the Minister in a concession contract in reserved areas;

b)	by the mining authority in open-access areas.
(2)	By granting exploration rights, the authority confers upon the mining entrepreneur, with respect to the exploration area, the exclusive right to file a technical operation plan for the exploration of the mineral resource, pursue exploration of the resource within the area in accordance with the approved technical operation plan and, once in possession of an approved closing report, to apply for a mining plot designation.
(3)	In addition to the stipulation under paragraph (1), the commencement of exploration activities is subject to an approved technical operation plan. The technical operation plan of exploration is approved by the mining authority.
(4)	The rules governing the shape, position, and dimensions of the exploration area shall be determined by the Government.
(5)	The deadlines defined with respect to the proposed exploration period and application for designation of a mining plot stipulated for concessions (§ 14) shall apply equally in case of the exclusive rights granted by the authority. Failure to meet these deadlines shall forfeit the exclusive rights granted to the mining entrepreneur under paragraph (2).
(6)	The beneficiary of the concession or the party holding the license of the authority shall be exclusively entitled to execute their exploration work programs in the given area and according to the conditions defined in the contract or, respectively, the license. As part

EXHIBIT 99.3
executing such program, it shall be entitled to perform instrument-supported tests, surveys, drilling, and establish exploration shafts and drifts to determine the prospectivity, position, location, quality and quantity of mineral resources, and finally to apply for a mining plot designation.
(7)	If, during operations, the mining entrepreneur discovers mineral resources to which his rights do not apply, he shall report the occurrence to the mining authority and may request the extension of his contract/license to cover the fortuitously discovered mineral resource. The exploration rights shall not be extended to mineral resources other than those specified as per § 22 (1), unless the exploration area is not of the reserved type with respect to the mineral resource identified in the application. The mining entrepreneur shall have preemptive rights to the production of the mineral resource involved in the extension.
(8)	The exploration rights granted as per paragraph (1) shall be forfeited if the beneficiary fails to apply to the mining authority for the approval of a technical operation plan within 6 months of the date that the concession contract awarding mining rights is signed or the resolution conferring those rights becomes final and enforceable, or if such an application has been refused by a final and enforceable resolution of the mining authority.
(9)	If the mining entrepreneur fails, for reasons within its control, to carry out the prorated portion of its exploration responsibilities undertaken in an exploration work program or an approved technical operation plan, the mining authority shall have the power to revoke the awarded mining rights or propose that the Minister apply the appropriate legal sanctions stipulated in the concession contract granted for the exploration.
Section 23
(1)	The licensing of development and production of a mineral resource is subject to a valid mining plot designation, except as provided in § 26 (2). Starting from the second year after the end of the exploration period determined in the concession contract or the official resolution awarding mining rights, development and production is strictly subject to an existing mining plot designation, even if the targeted resource is a hydrocarbon.
(2)	The development and production of mineral resources, as well as the utilization of waste heaps, shall be licensed by the mining authority by approving the applicable technical operation plan (Section 27). The production of mineral resources from waste heaps shall be subject to the rules of open-cast mining.
(3)	In the area and according to the conditions defined in the concession contract or in the license issued by the authority, the mining entrepreneur shall be exclusively entitled to develop, produce, treat, initially process, use and sell the mineral resources, to plant the installations required by these activities, and to use the installations defined in the contract or in the license issued by the authority.
(4)	[abolished in 2003, effective January 1, 2004]

EXHIBIT 99.3
Mining Plot
Section 26
(1)	The development and production of mineral resources and the utilization of geological formations for hydrocarbon storage shall only be permitted in surface or underground parts officially designated for this purpose (hereinafter: “mining plot”).
(2)	No mining plot designation is required for the development and production of mineral resources in the context of exploration or the utilization of waste heaps.
(3)	Mining plots shall be designated by resolution of the mining authority, based on the expert opinion of the state authority responsible for geological survey and, if the mining plot is designated for open-cast mining, taking into consideration the feedback of affected landowners regarding the timetable of land use and their discretionary rights over the properties in question.
Section 26/A
(1)	The mining authority shall mail copies of the resolution designating a mining plot to the applicant, the authorities having acted as specialized authorities in the process and, if the mining plot is designated for opencast mining, to the affected landowners, and furthermore it shall send the resolution, once it has become final and enforceable, to the land office of jurisdiction for entry in the property register. Registration by the land office is not required for mining plots designated for the production of petroleum or gas, including carbon dioxide. The designation of a mining plot shall not be construed as a license to occupy the area in question.
(2)	An application for a mining plot may be submitted by
a)	mining entrepreneur holding exploration rights as per § 22 (1);

b)	any natural or legal person, as well as a business organization without legal personality, that is not qualified as a mining entrepreneur under but which/who prepares a reserve calculation from the results of preliminary surface exploration prompted by archived data, a new geological interpretation, or a discovery report.
(3)	For the development and production of a specific mineral resource, the mining authority will designate a mining plot upon request if the applicant has
a)	furnished exploration data (in a closing report or reserve calculation) demonstrating the existence of recoverable mineral assets in the site proposed for a mining plot designation;

b)	obtained the specific environmental license required for the activity or, if provided by separate law, a consolidated environmental use license;

c)	defined the mining technology to be applied (underground, surface, drilled well), furnished a technical description verifying the viability of the production criteria, and set a timetable date for the production;

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d)	met all legal requirements with regard to the content of the mining plot documentation; and

e)	has furnished proof, in case of an underground or surface mining plot, of having notified the owners (operators or beneficiaries) of the surface properties overlapping with the proposed mining plot, in writing and at least 15 days prior to filing the application, in case of surface mining also specifying the method and expected date of occupying the properties for mining purposes.
(4)	The designation of the mining plot and its entry into the property register shall not alter the title to and proper use of the surface properties overlapping with it.
(5)	In five years following the designation of the mining plot, the mining entrepreneur shall be liable to commence production or regular underground storage. For each mining plot, the mining entrepreneur shall be entitled to apply for a single extension, by a maximum of five years, of the deadline for commencing production or regular underground storage. Extensions are subject to a fee to be set forth, along with the quantity of the mineral resource upon which it is based and the applicable percentage-rate of the mining royalty due after the value in question – which shall be higher than the regular rate applied at the time the application is submitted but not be greater than 1.2 times the original value – in the contract between the Minister and the mining entrepreneur. Extensions are granted at the discretion of the mining authority by way of resolution, also setting forth the rate of the fee as determined in the contract as described above. The mining entrepreneur shall not be granted extensions simultaneously for more than two mining plots, unless the surcharge-rate royalty determined for the mining plots in question is extended by contract to apply to all mining plots controlled by the mining entrepreneur for a period of at least five years. Extensions for more than five mining plots may be subject, in addition to the surcharge-rate royalty determined in the contract between the Minister and the mining entrepreneur, to a one-time extra fee of up to 20% of the amount payable under the surcharge-rate royalty scheme.
(6)	If the mining entrepreneur misses the deadline for commencing production or active underground storage in the absence of a license, fails to meet his fee payment obligations as determined, or goes out of business without a legal successor, then the mining authority shall revoke his mining right and advertise it for transfer in the MBFH’s web site and the Bányászati Közlöny. If the resource in question is a hydrocarbon, the notice shall be posted additionally in the Official Gazette of European Communities.